

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

November 25, 2024

Hui Zhang
Chief Financial Officer
Bright Scholar Education Holdings Ltd
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People's Republic of China

> **Re:** **Bright Scholar Education Holdings Ltd**
> **Form 20-F for Fiscal Year Ended August 31, 2023**
> **File No. 001-38077**

Dear Hui Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services